Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES ANNOUNCES THIRD QUARTER RESULTS; UPDATES FOURTH QUARTER & RAISES FULL YEAR GUIDANCE

--Reports Third Quarter Net Income of $0.09 per Diluted Share--

HOUSTON, TX, November 16, 2006 - Stage Stores, Inc. (NYSE: SSI) today reported that total sales for the third quarter ended October 28, 2006 rose 15.5% to $353.4 million from $306.0 million for the prior year third quarter ended October 29, 2005. The increase in third quarter sales was driven by a comparable store sales gain of 4.1%, by sales of $30.8 million generated at new stores not yet in the comparable store sales base, and by sales during the quarter from the former B.C. Moore stores prior to their conversion to Peebles stores of $11.5 million.

The Company also reported third quarter net income of $2.8 million, or $0.09 per diluted share, compared to $9.1 million, or $0.31 per diluted share, in the same quarter last year. The Company noted that this year's third quarter results are not comparable to last year due, in part, to the different inventory accounting methods (as defined below) as announced by the Company on October 24, 2006. On a year-over-year basis, the total impact on the Company's fiscal 2006 third quarter results was a reduction in earnings of $(0.03) per diluted share related to the changes in accounting principles, which include the implementation of the weighted average cost method versus the retail method and capitalizing certain of its distribution center handling costs, as well as the correction of an accounting error related to the deferral of credits received from vendors for handling charges at the Company's distribution centers (collectively "the different inventory accounting methods"). This year's results also reflect other non-comparable items, including:

- costs totaling $(0.08) per diluted share related to the acquisition, transition and conversion of 69 former B.C. Moore stores;
- charges totaling $(0.03) per diluted share related to professional fees paid to third parties associated with the Company's inventory valuation methodology review;

--more--

- incremental charges of $(0.02) per diluted share for stock option expensing and other long-term incentive equity awards;
- increased property insurance premiums of $(0.01) per diluted share due to claims activity related to last year's hurricanes; and
- reimbursements received by the Company related to last year's hurricane damages of $0.02 per diluted share.

The Company further noted that last year's results also included non-comparable charges of $(0.01) per diluted share related to the closure of its Knoxville, Tennessee distribution center.

Jim Scarborough, Chairman and Chief Executive Officer, commented, "This was a quarter filled with significant achievements for our Company. We posted record sales for the third quarter and reached the $1 billion mark in sales at the earliest point in any year in our Company's history. We also experienced positive comparable store sales performances in most of our major product categories. Our home décor and dress departments led the way with double-digit increases of 10.9% and 10.8%, respectively. Those increases were followed up by solid gains in our men's (+8.8%), cosmetics (+7.5%) and misses sportswear (+7.4%) departments. Additionally, our Peebles Division produced positive comparable store sales in the third quarter, due to improved merchandise levels combined with increased promotional activities, which helped drive its sales gains during the quarter.

Another very significant achievement was the opening of 82 new stores during the quarter, which included the conversion of 69 former B.C. Moore stores, all of which were opened under our Peebles banner. These 82 store openings equated to unit growth of approximately 15%, and selling square footage growth of approximately 11%, during the third quarter. We also expanded our geographic presence to 33 states during the quarter by opening new Peebles stores in Massachusetts and Michigan.

I am also pleased to report that work progressed during the third quarter on six new Estee Lauder and six new Clinique counters in our Stage Division, and five new Estee Lauder and four new Clinique counters in our Peebles Division. We expect that the installation of these twenty-one new counters will be completed during the fourth quarter. I am also very pleased to announce that our Company's cosmetics offerings will be enhanced by the addition of the prestigious Lancome brand. During the third quarter, work began on our initial three Lancome counters, which will be featured in our Athens, TX, Eagle Pass, TX and Natchitoches, LA stores. The installation of these three counters will be completed during the fourth quarter. We look forward to expanding the number of our stores carrying their fine products in the future.

From an earnings perspective, we clearly exceeded the high end of our previously provided guidance range for the quarter. There were two key factors that contributed to our better than forecasted results. First, our third quarter gross margin performance was better than we had projected. Second, in estimating the impact on our third quarter results related to the different inventory accounting methods, we had previously projected that the impact of these changes would be a reduction in earnings of approximately $(0.06) per diluted share. As it turned out, the actual impact was a reduction of only $(0.03) per diluted share. We believe the impact of the different inventory accounting methods should result in an overall reduction in our full year earnings of approximately $(0.03) per diluted share, and as a result, we are reducing our previously forecasted fourth quarter benefits related to the different inventory accounting methods by $(0.03) per diluted share," Mr. Scarborough concluded.

Total sales for the nine-month period ended October 28, 2006 rose 14.4% to $1,059.0 million from $925.5 million last year. The increase in sales was driven by a comparable store sales gain of 3.9% for the nine-month period, by sales of $53.5 million generated at new stores not yet in the comparable store sales base, and by sales from the B.C. Moore stores prior to their conversion to Peebles stores of $62.1 million. Net income for the nine-month period was $15.7 million, or $0.54 per diluted share, compared to $36.2 million, or $1.22 per diluted share, last year. Net income and diluted earnings per share for the two periods are not comparable due to, among other things, the different inventory accounting methods. The Company noted that the impact on this year's nine-month results related to the different inventory accounting methods as compared to last year was a reduction of $(0.34) per diluted share.

<u>Fiscal 2006 - Fourth Quarter and Updated Full Year Outlook</u>

<u>4th Quarter 2006:</u>

The Company provided the following guidance for the fourth quarter ending February 3, 2007:

	4Q 2006 OUTLOOK	4Q 2005 ACTUAL
Sales ($mm)	$492.0 - $502.0	$418.6
Net Income ($mm)	$39.1 - $40.6	$19.7
Diluted EPS	$1.31 - $1.36	$0.68
Diluted Shares (m)	29,958	28,936

--more--

In issuing its fourth quarter guidance, the Company provided the following additional information:

- 13-weeks comparable store sales assumption: low to mid single digits
- This year's 4th quarter will have an extra week (14th week). The expected impact of the 14th week is an increase in sales of from $16.5 – $17.5 million, while the expected impact of the 14th week on net earnings is $0.02 - $0.04 per diluted share.
- Estimated incremental impact on diluted EPS of stock option expensing and other long-term incentive equity awards: $(0.02) per share
- Estimated accretive impact on diluted EPS from the converted B.C. Moore stores in their first full quarter of operation as Peebles stores: $0.05 per share
- Estimated impact on diluted EPS from increased property insurance premiums due to claims activity related to last year's hurricanes: $(0.01) per share
- The impact on fourth quarter results related to the different inventory accounting methods as compared to last year is estimated to be an increase of $0.31 per diluted share.
- Last year's fourth quarter results included total charges of $(0.03) per diluted share related to the closure and consolidation of the Company's Knoxville, Tennessee distribution center.

<u>FY 2006:</u>

The Company provided the following updated guidance for the 2006 fiscal year ending February 3, 2007 to reflect the first nine months actual results:

	FY 2006 OUTLOOK	FY 2005 ACTUAL
Sales ($mm)	$1,551.0 - $1,561.0	$1,344.1
Net Income ($mm)	$54.8 - $56.3	$55.9
Diluted EPS	$1.86 - $1.92	$1.90
Diluted Shares (m)	29,394	29,360

In updating its fiscal 2006 guidance, the Company provided the following additional information:

- 52-weeks comparable store sales assumption: low single digits
- Fiscal 2006 will have an extra week (53rd week). The expected impact of the 53rd week is an increase in sales of from $16.5 – $17.5 million, while the expected impact of the 53rd week on net earnings is $0.02 - $0.04 per diluted share.
- Estimated incremental impact on diluted EPS of stock option expensing and other long-term incentive equity awards: $(0.09) per share
- Estimated impact on diluted EPS from the B.C. Moore acquisition, transition and conversion: $(0.08) per share
- Estimated impact on diluted EPS from increased property insurance premiums due to claims activity related to last year's hurricanes: $(0.03) per share
- Actual reimbursements received by the Company for hurricane related losses in the second and third quarters: $0.07 per diluted share
- Impact on diluted EPS from the Company's inventory valuation methodology review related to fees paid to third parties: $(0.03) per share
- The impact on full year results of the prior years' cumulative effect of the correction of the error was $(0.07) per diluted share, while the impact related to the different inventory accounting methods as compared to last year is estimated to be a reduction of $(0.03) per diluted share.
- Last year's results included total charges of $(0.05) per diluted share related to the closure and consolidation of the Company's Knoxville, Tennessee distribution center and benefited from a reduction of accrued liabilities to landlords for contingent rent obligations and store real estate taxes of approximately $0.03 per diluted share.

Conference Call Information

The Company will hold a conference call today at 8:30 a.m. Eastern Time to discuss its third quarter results and its fourth quarter outlook. Interested parties can participate in the Company's conference call by dialing 703-639-1323. Alternatively, interested parties can listen to a live webcast of the conference call by logging on to the Company's web site at www.stagestores.com and then clicking on Investor Relations, then Webcasts, then the webcast link. A replay of the conference call will be available online until midnight on November 24, 2006.

--more--

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 656 stores located in 33 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

"Safe Harbor" Statement

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including comments regarding the Company's outlook and expectations for the fourth quarter of the 2006 fiscal year and full 2006 fiscal year. The Company intends forward looking terminology such as "believes", "expects", "may", "will", "should", "could", "anticipates", "plans" or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause the Company's actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in the Company's subsequent quarterly reports on Form 10-Q as filed with the SEC and other factors as may periodically be described in other Company filings with the SEC.

(Tables to Follow)

Stage Stores, Inc.
Condensed Consolidated Statements of Income
(in thousands, except earnings per share)
(Unaudited)

	Thirteen Weeks Ended			
	October 28, 2006		October 29, 2005	
	Amount	% to Sales(1)	Amount	% to Sales(1)
Net sales	$ 353,348	100.0%	$ 306,044	100.0%
Cost of sales and related buying, occupancy and distribution expenses	253,034	71.6%	215,329	70.4%
Gross profit	100,314	28.4%	90,715	29.6%
Selling, general and administrative expenses	90,477	25.6%	73,933	24.2%
Store pre-opening costs	4,034	1.1%	1,293	0.4%
Interest expense, net of interest income of $29 and $8, respectively	1,344	0.4%	972	0.3%
Income before income tax	4,459	1.3%	14,517	4.7%
Income tax expense	1,661	0.5%	5,371	1.8%
Net income	$ 2,798	0.8%	$ 9,146	3.0%

(1) Percentages may not foot due to rounding

Basic and diluted earnings per share data:

	October 28, 2006	October 29, 2005
Basic earnings per share	$ 0.10	$ 0.34
Basic weighted average shares outstanding	28,341	27,030
Diluted earnings per share	$ 0.09	$ 0.31
Diluted weighted average shares outstanding	29,589	29,502

Stage Stores, Inc.
Condensed Consolidated Statements of Income
(in thousands, except earnings per share)
(Unaudited)

	Thirty-nine Weeks Ended			
	October 28, 2006		October 29, 2005	
	Amount	% to Sales (1)	Amount	% to Sales (1)
Net sales	$ 1,058,993	100.0%	$ 925,534	100.0%
Cost of sales and related buying, occupancy and distribution expenses	763,435	72.1%	647,888	70.0%
Gross profit	295,558	27.9%	277,646	30.0%
Selling, general and administrative expenses	260,312	24.6%	215,144	23.2%
Store pre-opening costs	6,770	0.6%	2,987	0.3%
Interest expense, net of interest income of $130 and $136, respectively	3,463	0.3%	2,085	0.2%
Income before income tax	25,013	2.4%	57,430	6.2%
Income tax expense	9,317	0.9%	21,249	2.3%
Net income	$ 15,696	1.5%	$ 36,181	3.9%

(1) Percentages may not foot due to rounding

Basic and diluted earnings per share data:

	October 28, 2006	October 29, 2005
Basic earnings per share	$ 0.58	$ 1.33
Basic weighted average shares outstanding	27,205	27,240
Diluted earnings per share	$ 0.54	$ 1.22
Diluted weighted average shares outstanding	29,206	29,688

Stage Stores, Inc.

Condensed Consolidated Balance Sheets

(in thousands, except par values)

(Unaudited)

	October 28, 2006	January 28, 2006
ASSETS		
Cash and cash equivalents	$ 22,126	$ 33,683
Merchandise inventories, net	414,632	283,665
Current deferred taxes	43,810	24,270
Prepaid expenses and other current assets	28,783	36,076
Total current assets	509,351	377,694
Property, equipment and leasehold improvements, net	265,890	244,091
Goodwill	95,374	79,353
Intangible asset	14,910	14,910
Other non-current assets, net	19,145	15,605
Total assets	$ 904,670	$ 731,653
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 138,860	$ 81,719
Income taxes payable	-	8,968
Current portion of debt obligations	83	74
Accrued expenses and other current liabilities	78,070	64,423
Total current liabilities	217,013	155,184
Debt obligations	77,254	2,979
Deferred taxes	3,768	9,860
Other long-term liabilities	74,100	61,798
Total liabilities	372,135	229,821
Commitments and contingencies		
Common stock, par value $0.01, 50,000 shares authorized, 36,081 and 33,033 shares issued, respectively	361	330
Additional paid-in capital	458,386	412,456
Less treasury stock - at cost, 7,023 and 6,448 shares, respectively	(161,210)	(143,515)
Minimum pension liability adjustment	(1,981)	(1,981)
Retained earnings	236,979	234,542
Stockholders' equity	532,535	501,832
Total liabilities and stockholders' equity	$ 904,670	$ 731,653

Stage Stores, Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Thirty-nine Weeks Ended October 28, 2006	Thirty-nine Weeks Ended October 29, 2005
Cash flows from operating activities:		
Net income	$ 15,696	$ 36,181
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	34,136	30,043
Gain on insurance proceeds related to property, equipment and leasehold improvements	(1,756)	-
Deferred income taxes	(9,510)	(1,133)
Stock option income tax benefits	6,178	3,424
Stock compensation expense	3,441	592
Amortization of debt issue costs	335	335
Excess tax benefits from stock based compensation	(6,009)	-
Construction allowances received from landlords	6,905	9,583
Proceeds from sale of private label credit card portfolio, net	4,436	-
Changes in operating assets and liabilities:		
Increase in merchandise inventories	(129,683)	(105,355)
Decrease (increase) in other assets	8,018	(8,549)
Increase in accounts payable and other liabilities	45,778	38,493
Total adjustments	(37,731)	(32,567)
Net cash (used in) provided by operating activities	(22,035)	3,614
Cash flows from investing activities:		
Additions to property, equipment and leasehold improvements	(51,410)	(58,492)
Acquisition of B.C. Moore, net of cash acquired	(35,622)	-
Proceeds from insurance on property, equipment and leasehold improvements	1,756	-
Proceeds from retirements of property and equipment	269	391
Net cash used in investing activities	(85,007)	(58,101)
Cash flows from financing activities:		
Proceeds from (payments on):		
Borrowings under revolving credit facility, net	74,339	73,462
Repurchases of common stock	(17,695)	(48,687)
Debt obligations	(55)	(108)
Exercise of warrants	27,354	2
Exercise of stock options	8,988	5,613
Excess tax benefits from stock based compensation	6,009	-
Cash dividends	(3,455)	(680)
Net cash provided by financing activities	95,485	29,602
Net decrease in cash and cash equivalents	(11,557)	(24,885)
Cash and cash equivalents:		
Beginning of period	33,683	40,455
End of period	$ 22,126	$ 15,570
Supplemental disclosures:		
Interest paid	$ 2,744	$ 1,737
Income taxes paid	$ 24,097	$ 27,499
Unpaid liabilities for capital expenditures	$ 367	$ -